Exhibit 99.1

GSX Techedu Inc. to Change its NYSE Ticker Symbol

Beijing, April 26, 2021 — GSX Techedu Inc. (the “Company”) (NYSE: GSX), a leading online K-12 large-class after-school tutoring service provider in China, today announced that it will change its ticker symbol on the New York Stock Exchange from “GSX” to “GOTU.” Trading under the new ticker symbol will begin on May 6, 2021.

About GSX Techedu Inc.

GSX Techedu is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. The Company offers K-12 courses covering all primary and secondary grades through the brand Gaotu K12 as well as foreign language, professional and interest courses through the brand Gaotu College. The Company adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

Investor Relations Director

E-mail: ir@genshuixue.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

1